File No. 69-228


                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM U-3A-2


    STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM THE
               PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT
                                     OF 1935

                                   Nicor Inc.

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Nicor Inc., an Illinois corporation, is a holding company, whose subsidiaries are engaged primarily in gas distribution and containerized shipping. The general office of the company and subsidiary companies, except as otherwise noted, is located at 1844 Ferry Road, Naperville, Illinois 60563-9600. The following are subsidiaries of the company, all of which are wholly owned:

   Northern Illinois Gas Company (doing business as Nicor Gas Company) and
   ------------------------------------------------------------------------
   Subsidiary
   ----------

   Northern Illinois Gas Company, an Illinois Corporation doing business as Nicor Gas Company (Nicor Gas), is a public utility, as defined in the Act, and is engaged principally in the purchase, storage, transportation, distribution and sale of natural gas to the public in northern Illinois, excluding the city of Chicago. It serves 2 million customers in more than 600 communities and adjacent areas in about 35 counties. Nicor Gas is subject to the comprehensive jurisdiction of the Illinois Commerce Commission, which has authority to regulate substantially all phases of Nicor Gas' public utility business in Illinois. NI-Gas Exploration, Inc., an Illinois corporation and a wholly owned subsidiary of Nicor Gas, is a partner in a small oil and gas production project.

   Birdsall, Inc. and Subsidiaries
   -------------------------------

   Birdsall, Inc. (Birdsall), a Florida corporation headquartered in Riviera Beach, Florida, is engaged primarily in the handling and carriage of containerized cargo. Birdsall's major subsidiary, Tropical Shipping and Construction Co., Ltd. (Tropical), a Bahamian corporation, is engaged in containerized cargo shipping primarily between 21 ports in the Caribbean and the Port of Palm Beach, Florida. Other wholly owned subsidiaries of Birdsall or Tropical and places of incorporation are: Birdsall Shipping Co., Ltd. - Liberia; Birdsall Shipping, S.A. - Panama; Container Terminals, Ltd. - Bahamas; Freship, S.A. - Dominican Republic; Tropical Shipping of
   Canada, Inc. - Delaware;

                                      - 1 -
   Birdsall, Inc. and Subsidiaries (concluded)
   -------------------------------------------

   Transfresca, S.A. - Honduras; Birdsall de Mexico, S.A.de C.V.- Mexico; Tropical Shipping, Inc. - Delaware; Tropical Shipping International, Ltd. - Bahamas; and Tropical Shipping Agency, Inc. -Delaware, all of which own vessels, act as shipping agents or operate as nonvessel operating common carriers. Seven Seas Insurance Company Ltd. - Bahamas and Seven Seas Insurance Company, Inc. - Florida insure cargo for marine risk. Tropic Equipment Leasing Inc. - Delaware maintains equity interests in a container leasing business.

   Nicor Energy Ventures Company and Subsidiaries
   ----------------------------------------------

   Nicor Energy Ventures Company, a Delaware corporation, serves as a holding company for several nonutility subsidiaries operating in the Midwest, all of which are Delaware companies: Nicor Enerchange, L.L.C. is a wholesale natural gas marketing company that also administers a market-area hub; Nicor Energy Management Services Company is a member in a limited-liability company, Nicor Energy L.L.C., which markets natural gas and electricity and provides related retail services; Nicor Energy Solutions Inc. offers energy systems design and construction; Nicor Energy Services Company offers various retail energy-related products and services and owns Nicor Home Services, L.L.C., a heating, ventilation and air conditioning service company; Nicor Technologies Inc. provides pipeline design and corrosion protection services; Nicor NGV Corp. is a partner in Clean Fuel Services, an entity that provides turnkey natural gas fuel station services for the natural gas vehicle market.

   Other Subsidiaries
   ------------------

   Nicor Horizon, Inc., a Delaware corporation, is a member in a limited liability company, Horizon Pipeline Company, L.L.C., which is engaged in the construction of a natural gas pipeline in Northern Illinois; Tropical Bahamas Ltd., a Bahamian corporation, is a finance company whose principal business is with affiliates; Nicor Oil and Gas Corporation, a Delaware corporation that formerly owned subsidiaries engaged in gas and oil exploration and production, has disposed of substantially all of its assets; Nicor National Inc., a Delaware corporation, and its two wholly owned subsidiaries, Nicor National Louisiana Inc. and Nicor National Illinois Inc., also both Delaware corporations, were formerly engaged in the shipyard business and have disposed of substantially all of their assets; and Nicor Mining Inc., a Delaware corporation formerly engaged in the coal mining business, has disposed of substantially all of its assets.

2. Gas Distribution Properties. The gas distribution, transmission and storage system of Nicor Gas is wholly within the State of Illinois and includes approximately 31,000 miles of mains, approximately 28,000 miles of service pipe connecting the mains to customers' premises and seven underground storage fields. Other properties of Nicor Gas include buildings, land, motor vehicles, meters, regulators, compressors, construction equipment, tools, communication and computer equipment, software and office equipment, as required for the conduct of its business.

3. The following information relates to Nicor Gas for calendar year 2001:

   a. Mcf of natural gas distributed at
      retail (1)                                 238,719,780

   b. Mcf of natural gas distributed at
      retail outside of Illinois                        None

   c. Mcf of natural gas sold at wholesale
      outside of or at the state line of
      Illinois (2)                                47,072,177

   d. Mcf of natural gas purchased outside
      of or at the state line of Illinois (3)    134,725,833

   (1) Represents direct sales to residential and commercial consumers only. Sales to industrial consumers for their own use were 5,890,530 Mcf. In addition, 135,241,802 Mcf, 89,219,940 Mcf and 6,114,262 Mcf of
      customer-owned gas were delivered to industrial, commercial and residential consumers, respectively, through transportation agreements.
   (2)Represents transactions with marketers, brokers and/or other resellers of natural gas. Nicor Gas has not sold gas directly to end-users outside the state of Illinois.
   (3)Although this gas was purchased outside of Illinois, it was transported to Illinois by nonaffiliated pipelines and virtually all of the gas was delivered inside Illinois or sold at wholesale outside Illinois.

4. Not applicable.

                                    Signature



The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 26th day of February, 2002.


                              Nicor Inc.



                              By:  /s/ KATHLEEN L. HALLORAN
                                   ------------------------
                                    Kathleen L. Halloran
                                    Executive Vice President,
                                    Finance and Administration

CORPORATE SEAL





ATTEST:


      /s/ A. C. ALLISON
----------------------------------
          A. C. Allison
       Assistant Secretary







Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

               Kathleen L. Halloran
               Executive Vice President,
               Finance and Administration

               Nicor Inc.
               P. O. Box 3014
               Naperville, Illinois  60566-7014

                                  Exhibits Index


Exhibit
Number                        Description
------------------------------------------------------------------------------


A-1         Nicor Inc. Consolidating Statement of Operations

A-2         Nicor Inc. Consolidating Balance Sheet

A-3         Nicor Inc. Consolidating Statement of Retained Earnings

A-4         Birdsall, Inc. Consolidating Statement of Operations

A-5         Birdsall, Inc. Consolidating Balance Sheet

A-6         Birdsall, Inc. Consolidating Statement of Retained Earnings

A-7         Nicor Energy Ventures Company Consolidating Statement of Operations

A-8         Nicor Energy Ventures Company Balance Sheet

A-9         Nicor Energy Ventures Company Consolidating Statement of Retained
            Earnings



                                                                                                                  Exhibit A-1
                                                                                                                  (Unaudited)

                                                                    Nicor Inc.
                                                       Consolidating Statement of Operations
                                                        For the Year Ended December 31, 2001
                                                          (Millions, except per share data)


                                                                                                       Nonoperating
                                                                              Nicor                    Subsidiaries,
                                                                              Energy        Nicor       Adjustments
                                        Nicor         Nicor      Birdsall    Ventures       Horizon,      and
                                         Inc.         Gas        Inc (a)    Company (b)      Inc.      Eliminations   Consolidated
                                      ----------  ----------   ----------   -----------   ----------   ------------   ------------

Operating revenues                    $        -  $  2,105.9   $    230.3    $    230.4   $        -   $    (22.5)    $  2,544.1
                                      ----------  ----------   ----------    ----------   ----------   ----------     ----------

Operating expenses
  Cost of gas                                  -     1,489.4            -         196.2            -        (37.5)       1,648.1
  Operating and maintenance                  2.6       161.9        193.1          28.8            -            -          386.4
  Depreciation                                 -       132.3         16.1           0.3            -          0.1          148.8
  Taxes, other than income taxes               -       125.7          3.6           0.1            -          0.1          129.5
  Other                                        -       (12.2)           -             -            -            -          (12.2)
                                      ----------  ----------   ----------    ----------   ----------   ----------     ----------

                                             2.6     1,897.1        212.8         225.4            -        (37.3)       2,300.6
                                      ----------  ----------   ----------    ----------   ----------   ----------     ----------

Operating income (loss)                     (2.6)      208.8         17.5           5.0            -         14.8          243.5
                                      ----------  ----------   ----------    ----------   ----------   ----------     ----------

Other income (expense)
  Income from continuing
    subsidiaries                           161.4           -            -             -            -       (161.4)             -
  Other, net                                (1.1)       25.2          7.8           3.0          0.5        (16.9)          18.5
                                      ----------  ----------   ----------    ----------   ----------   ----------     ----------

                                           160.3        25.2          7.8           3.0          0.5       (178.3)          18.5
                                      ----------  ----------   ----------    ----------   ----------   ----------     ----------
Income (loss) before interest expense
  and income taxes                         157.7       234.0         25.3           8.0          0.5       (163.5)         262.0

Interest expense, net of
  amounts capitalized                       31.2        44.1          0.6           0.4          0.4        (31.8)          44.9
                                      ----------  ----------   ----------    ----------   ----------   ----------     ----------

Income (loss) before income taxes          126.5       189.9         24.7           7.6          0.1       (131.7)         217.1

Income taxes                               (17.2)       70.5          6.6           3.0            -         10.5           73.4
                                      ----------  ----------   ----------    ----------   ----------   ----------     ----------

Net income (loss)                          143.7       119.4         18.1           4.6          0.1       (142.2)         143.7

Dividends on preferred stock                 0.3         0.4            -             -            -         (0.4)           0.3
                                      ----------  ----------   ----------    ----------   ----------   ----------     ----------

Earnings (loss) applicable to common
 stock                                $    143.4  $    119.0   $     18.1    $      4.6   $      0.1   $   (141.8)    $    143.4
                                      ==========  ==========   ==========    ==========   ==========   ==========     ==========

Average shares of common stock
  Basic                                                                                                                     45.1
  Diluted                                                                                                                   45.2

Earnings per average share of common stock
  Basic                                                                                                               $     3.18
  Diluted                                                                                                                   3.17


  (a) From Birdsall, Inc. Consolidated column on Exhibit A-4.
  (b) From Nicor Energy Ventures Company Consolidated column on Exhibit A-7.

  Note:  Subsidiaries combined under "Other Subsidiaries" in Exhibits A-4 through A-9 aggregate less than 2% of Nicor Inc.
         consolidated assets.



                                                                                                                   Exhibit A-2
                                                                                                                   (Unaudited)

                                                                    Nicor Inc.
                                                            Consolidating Balance Sheet
                                                                December 31, 2001
                                                                    (Millions)


                                                                                                       Nonoperating
                                                                               Nicor                   Subsidiaries,
                                                                              Energy        Nicor      Adjustments
                                        Nicor        Nicor      Birdsall,     Ventures      Horizon,        and
                                         Inc.         Gas       Inc. (a)     Company (b)     Inc.      Eliminations   Consolidated
                                      ----------  ----------   ----------    -----------  ----------   ------------   ------------

ASSETS

Current assets
   Cash and cash equivalents          $      5.2  $    137.7   $     14.8    $      5.8   $      1.1   $   (153.9)    $     10.7
   Short-term investments, at cost
     which approximates market                 -           -         34.0           0.2            -            -           34.2
   Receivables, less allowance
     of $12.3                              111.7       295.6         32.8          34.5          0.1       (120.1)         354.6
   Notes receivable - joint ventures         8.6           -            -             -         22.6            -           31.2
   Gas in storage                              -        17.2            -          11.4            -            -           28.6
   Deferred gas costs                          -           -            -             -            -            -              -
   Deferred income taxes                     7.0        25.9          1.0             -            -            -           33.9
   Other                                     0.5         9.3          7.4           0.1            -          7.4           24.7
                                      ----------  ----------   ----------    ----------   ----------   ----------     ----------
                                           133.0       485.7         90.0          52.0         23.8       (266.6)         517.9
                                      ----------  ----------   ----------    ----------   ----------   ----------     ----------

Investments in continuing
  subsidiaries                           1,405.6           -            -             -            -     (1,405.6)             -
                                      ----------  ----------   ----------    ----------   ----------   ----------     ----------

Property, plant and equipment, at cost
    Gas distribution                           -     3,425.6            -             -            -            -        3,425.6
    Shipping                                   -           -        304.6             -            -            -          304.6
    Other                                    0.2           -            -           2.4            -          0.2            2.8
                                      ----------  ----------   ----------    ----------   ----------   ----------     ----------
                                             0.2     3,425.6        304.6           2.4            -          0.2        3,733.0

   Less accumulated depreciation             0.1     1,804.9        158.5           0.9            -            -        1,964.4
                                      ----------  ----------   ----------    ----------   ----------   ----------     ----------
                                             0.1     1,620.7        146.1           1.5            -          0.2        1,768.6
                                      ----------  ----------   ----------    ----------   ----------   ----------     ----------

Prepaid pension costs                          -       164.3            -             -            -            -          164.3
Other assets                                13.3        29.5         71.2           9.1          0.9            -          124.0
                                      ----------  ----------   ----------    ----------   ----------   ----------     ----------
                                      $  1,552.0  $  2,300.2   $    307.3    $     62.6   $     24.7   $ (1,672.0)    $  2,574.8
                                      ==========  ==========   ==========    ==========   ==========   ==========     ==========


LIABILITIES AND CAPITALIZATION

Current liabilities
   Long-term obligations due
     within one year                  $        -  $      0.5   $        -    $        -   $        -   $     (0.5)    $        -
   Short-term borrowings                   753.3       267.0         22.5          10.6         22.6       (799.0)         277.0
   Accounts payable                          7.1       344.3         25.1          29.2          0.4        (10.2)         395.9
   Accrued gas costs                           -        99.9            -             -            -            -           99.9
   Accrued mercury-related cost                -         7.0            -             -            -            -            7.0
   Other                                     5.2        77.7          1.6           2.1            -        (40.0)          46.6
                                      ----------  ----------   ----------    ----------   ----------   ----------     ----------
                                           765.6       796.4         49.2          41.9         23.0       (849.7)         826.4
                                      ----------  ----------   ----------    ----------   ----------   ----------     ----------

Deferred credits and other liabilities
   Deferred income taxes                    22.5       224.2         81.5           0.6            -            -          328.8
   Regulatory income tax liability             -        66.3            -             -            -            -           66.3
   Unamortized investment tax credits          -        39.0            -             -            -            -           39.0
   Accrued mercury -related costs              -        30.0            -             -            -            -           30.0
   Other                                    30.2        76.6          1.8           0.1          0.1         (4.6)         104.2
                                      ----------  ----------   ----------    ----------   ----------   ----------     ----------
                                            52.7       436.1         83.3           0.7          0.1         (4.6)         568.3
                                      ----------  ----------   ----------    ----------   ----------   ----------     ----------

Capitalization
   Long-term debt                              -       446.4            -             -            -            -          446.4
   Preferred stock
     Redeemable                              6.1         6.1            -             -            -         (6.1)           6.1
     Nonredeemable                             -         1.4            -             -            -         (1.4)             -
   Common stock                            111.0        76.2          0.5           8.4          1.0        (86.1)         111.0
   Paid-in capital                             -       108.0            -           2.3            -       (110.3)             -
   Retained earnings                       616.9       431.0        174.3           9.8          0.1       (615.2)         616.9
   Accum. other comprehensive income        (0.3)       (1.4)           -          (0.5)         0.5          1.4           (0.3)
                                      ----------  ----------   ----------    ----------   ----------   ----------     ----------
                                           733.7     1,067.7        174.8          20.0          1.6       (817.7)       1,180.1
                                      ----------  ----------   ----------    ----------   ----------   ----------     ----------
                                      $  1,552.0  $  2,300.2   $    307.3    $     62.6   $     24.7   $ (1,672.0)    $  2,574.8
                                      ==========  ==========   ==========    ==========   ==========   ==========     ==========


   (a) From Consolidated column on Exhibit A-5.
   (b) From Consolidated column on Exhibit A-8.



                                                                                                            Exhibit A-3
                                                                                                            (Unaudited)

                                                                    Nicor Inc.
                                                  Consolidating Statement of Retained Earnings
                                                    For The Year Ended December 31, 2001
                                                                   (Millions)

                                                                                                       Nonoperating
                                                                               Nicor                   Subsidiaries,
                                                                              Energy         Nicor      Adjustments
                                        Nicor        Nicor      Birdsall,     Ventures      Horizon,       and
                                         Inc.         Gas        Inc (a)     Company)(b)      Inc.     Eliminations   Consolidated
                                      ----------  ----------   ----------    -----------  ----------   ------------   ------------


   Balance at beginning of year       $    594.1  $    402.0   $    168.6    $      5.2   $      0.1   $   (575.9)    $    594.1

   Net income (loss)                       143.7       119.4         18.1           4.6          0.1       (142.2)         143.7

   Dividends on common stock               (79.1)      (90.0)       (12.5)            -            -        102.5          (79.1)

   Dividends on preferred stock             (0.3)       (0.3)           -             -            -          0.3           (0.3)

   Reacquired and cancelled stock          (41.6)          -            -             -            -            -          (41.6)

   Rounding                                  0.1        (0.1)         0.1             -         (0.1)         0.1            0.1
                                      ----------  ----------   ----------    ----------   ----------   ----------     ----------

   Balance at end of year             $    616.9  $    431.0   $    174.3    $      9.8   $      0.1   $   (615.2)    $    616.9
                                      ==========  ==========   ==========    ==========   ==========   ==========     ==========


   (a) From Consolidated column on Exhibit A-6.
   (b) From Consolidated column on Exhibit A-9.



                                                                                                               Exhibit A-4
                                                                                                               (Unaudited)

                                                               Birdsall, Inc.
                                                Consolidating Statement of Operations
                                                  For the Year Ended December 31, 2001
                                                               (Millions)
                                                                                                               Adjust-
                                                 Tropical                                                      ments
                                                 Shipping &   Birdsall     Seven      Tropic      Other        and
                                   Birdsall,  Construction    Shipping,     Seas     Equipment    Subsid-      Elimi-
                                     Inc.     Company, Ltd      S.A.        Inc.      Leasing     iaries      nations   Consolidated
                                  ----------  ------------  ----------  ----------  ----------  ----------  ----------  ------------

Operating revenues                $     56.8  $    186.9    $      7.4  $      7.0  $        -  $     62.1  $    (89.9) $    230.3
                                  ----------  ----------    ----------  ----------  ----------  ----------  ----------  ----------

Operating expenses
    Operating and maintenance           49.9       168.4           4.8         2.8         0.1        57.0       (89.9)      193.1
    Depreciation                         6.2         8.0           1.5           -           -         0.4           -        16.1
    Taxes, other than income taxes       1.8         1.4             -         0.1           -         0.3           -         3.6
                                  ----------  ----------    ----------  ----------  ----------  ----------  ----------  ----------
                                        57.9       177.8           6.3         2.9         0.1        57.7       (89.9)      212.8
                                  ----------  ----------    ----------  ----------  ----------  ----------  ----------  ----------

Operating income (loss)                 (1.1)        9.1           1.1         4.1        (0.1)        4.4           -        17.5
                                  ----------  ----------    ----------  ----------  ----------  ----------  ----------  ----------

Other income (expense), net             18.1         3.4           0.4         0.3         4.0         0.3       (18.7)        7.8
                                  ----------  ----------    ----------  ----------  ----------  ----------  ----------  ----------

Income (loss) before interest
    expense and income taxes            17.0        12.5           1.5         4.4         3.9         4.7       (18.7)       25.3

Interest expense, net of
    amounts capitalized                  1.0         0.6          (0.9)          -           -        (0.1)          -         0.6
                                  ----------  ----------    ----------  ----------  ----------  ----------  ----------  ----------

Income (loss) before income taxes       16.0        11.9           2.4         4.4         3.9         4.8       (18.7)       24.7

Income taxes                             3.2         0.3             -         1.7         1.4         0.0           -         6.6
                                  ----------  ----------    ----------  ----------  ----------  ----------  ----------  ----------

Net income (loss)                 $     12.8  $     11.6    $      2.4  $      2.7  $      2.5  $      4.8  $    (18.7) $     18.1
                                  ==========  ==========    ==========  ==========  ==========  ==========  ==========  ==========




                                                                                                                Exhibit A-5
                                                                                                                (Unaudited)

                                                                       Birdsall, Inc.
                                                               Consolidating Balance Sheet
                                                                    December 31, 2001
                                                                          (Millions)

                                                                                                               Adjust-
                                                Tropical                                                       ments
                                               Shipping &     Birdsall     Seven      Tropic      Other        and
                                   Birdsall,  Construction    Shipping,     Seas     Equipment    Subsid-      Elimi-
                                     Inc.     Company, Ltd.     S.A.        Inc.      Leasing     iaries      nations   Consolidated
                                  ----------  ------------  ----------  ----------  ----------  ----------  ----------  ------------

ASSETS

Current assets
  Cash and cash equivalents       $      2.3  $     (0.7)   $        -  $     (0.4) $      9.9  $      3.7  $        -  $     14.8
  Short-term investments, at cost
    which approximates market              -        30.7             -         1.3           -         2.0           -        34.0
  Receivables, less allowance
    of $2.6                              0.5        29.3             -         0.6           -         2.4           -        32.8
  Deferred income taxes                  1.0           -             -           -           -           -           -         1.0
  Other                                  1.7         1.7             -           -         1.0         3.0           -         7.4
                                  ----------  ----------    ----------  ----------  ----------  ----------  ----------  ----------
                                         5.5        61.0             -         1.5        10.9        11.1           -        90.0
                                  ----------  ----------    ----------  ----------  ----------  ----------  ----------  ----------

Investments in subsidiaries             14.3        28.6             -           -           -         2.2       (45.1)          -
                                  ----------  ----------    ----------  ----------  ----------  ----------  ----------  ----------

Property, plant and equipment          103.7       147.2          45.7         0.1           -         5.1         2.8       304.6
    Less accumulated depreciation       54.3        69.5          28.4         0.1           -         3.4         2.8       158.5
                                  ----------  ----------    ----------  ----------  ----------  ----------  ----------  ----------
                                        49.4        77.7          17.3           -           -         1.7           -       146.1
                                  ----------  ----------    ----------  ----------  ----------  ----------  ----------  ----------

Other assets                             8.7       (20.2)         18.8         5.1        57.8         1.0           -        71.2
                                  ----------  ----------    ----------  ----------  ----------  ----------  ----------  ----------

                                  $     77.9  $    147.1    $     36.1  $      6.6  $     68.7  $     16.0  $    (45.1) $    307.3
                                  ==========  ==========    ==========  ==========  ==========  ==========  ==========  ==========



LIABILITIES AND CAPITALIZATION

Current liabilities

    Short-term borrowings         $     22.5  $        -    $        -  $        -  $        -  $        -  $        -  $     22.5
    Accounts payable                     5.6        14.8           0.7         0.7           -         3.3           -        25.1
    Other                                1.5         0.2             -           -           -        (0.1)          -         1.6
                                  ----------  ----------    ----------  ----------  ----------  ----------  ----------  ----------
                                        29.6        15.0           0.7         0.7           -         3.2           -        49.2
                                  ----------  ----------    ----------  ----------  ----------  ----------  ----------  ----------

Deferred credits and other liabilities
    Deferred income taxes               20.9           -             -           -        60.6           -           -        81.5
    Other                                1.0         0.3           0.3           -           -         0.2           -         1.8
                                  ----------  ----------    ----------  ----------  ----------  ----------  ----------  ----------
                                        21.9         0.3           0.3           -        60.6         0.2           -        83.3
                                  ----------  ----------    ----------  ----------  ----------  ----------  ----------  ----------

Capitalization
    Preferred stock                        -         2.0             -           -           -           -        (2.0)          -
    Common stock                         0.5           -             -         0.8         5.0         2.5        (8.3)        0.5
    Paid-in capital                        -           -          25.2         1.0           -         0.9       (27.1)          -
    Retained earnings                   25.9       129.9           9.9         4.1         3.1         9.1        (7.7)      174.3
    Accum. other compre-
       hensive income                      -        (0.1)            -           -           -         0.1           -           -
                                  ----------  ----------    ----------  ----------  ----------  ----------  ----------  ----------
                                        26.4       131.8          35.1         5.9         8.1        12.6       (45.1)      174.8
                                  ----------  ----------    ----------  ----------  ----------  ----------  ----------  ----------

                                  $     77.9  $    147.1    $     36.1  $      6.6  $     68.7  $     16.0  $    (45.1) $    307.3
                                  ==========  ==========    ==========  ==========  ==========  ==========  ==========  ==========




                                                                                                               Exhibit A-6
                                                                                                               (Unaudited)

                                                                      Birdsall, Inc.
                                                         Consolidating Statement of Retained Earnings
                                                            For The Year Ended December 31, 2001
                                                                        (Millions)

                                                                                                               Adjust-
                                              Tropical                                                         ments
                                              Shipping &      Birdsall     Seven      Tropic      Other        and
                                   Birdsall,  Construction    Shipping,     Seas     Equipment    Subsid-      Elimi-
                                      Inc.    Company, Ltd.     S.A.        Inc.      Leasing     iaries      nations  Consolidated
                                  ----------  ------------  ----------  ----------  ----------  ----------  ----------  ------------

     Balance at beginning of year $     25.5  $    129.5    $      7.5  $      4.6  $      4.5  $      6.1  $     (9.1) $    168.6

     Net income (loss)                  12.8        11.6           2.4         2.7         2.5         4.8       (18.7)       18.1

     Dividends on common stock         (12.5)      (11.2)            -        (3.2)       (4.0)       (1.8)       20.2       (12.5)

     Rounding                            0.1           -             -           -         0.1           -        (0.1)        0.1
                                  ----------  ----------    ----------  ----------  ----------  ----------  ----------  ----------

     Balance at end of year       $     25.9  $    129.9    $      9.9  $      4.1  $      3.1  $      9.1  $     (7.7) $    174.3
                                  ==========  ==========    ==========  ==========  ==========  ==========  ==========  ==========




                                                                                                           Exhibit A-7
                                                                                                          (Unaudited)

                                                   Nicor Energy Ventures Company
                                               Consolidating Statement of Operations
                                               For the Year Ended December 31, 2001
                                                             (Millions)


                                             Nicor
                                            Energy        Nicor                    Adjustments
                                           Ventures    Enerchange      Other           and
                                            Company      L.L.C.     Subsidiaries   Eliminations   Consolidated
                                          ----------   ----------   ------------   ------------   ------------

Operating revenues                        $        -   $    201.8   $     28.6     $        -     $    230.4
                                          ----------   ----------   ----------     ----------     ----------

Operating expenses
   Cost of gas                                     -        196.2            -              -          196.2
   Operating and maintenance                     0.1          2.3         26.4              -           28.8
   Depreciation                                  0.2          0.1            -              -            0.3
   Taxes, other than income taxes                  -            -          0.1              -            0.1
   Other                                           -            -            -              -              -
                                          ----------   ----------   ----------     ----------     ----------
                                                 0.3        198.6         26.5              -          225.4
                                          ----------   ----------   ----------     ----------     ----------

Operating income                                (0.3)         3.2          2.1              -            5.0
                                          ----------   ----------   ----------     ----------     ----------

Other income (expense)
   Income from continuing subsidiaries           6.1            -            -           (6.1)             -
   Other, net                                      -          0.4          2.6              -            3.0
                                          ----------   ----------   ----------     ----------     ----------
                                                 6.1          0.4          2.6           (6.1)           3.0
                                          ----------   ----------   ----------     ----------     ----------
Income (loss) before interest expense
   and income taxes                              5.8          3.6          4.7           (6.1)           8.0

Interest expense, net of
   amounts capitalized                             -          0.3          0.1              -            0.4
                                          ----------   ----------   ----------     ----------     ----------

Income (loss) before income taxes                5.8          3.3          4.6           (6.1)           7.6

Income taxes                                     1.2            -          1.8              -            3.0
                                          ----------   ----------   ----------     ----------     ----------

Net income (loss)                         $      4.6   $      3.3   $      2.8     $     (6.1)    $      4.6
                                          ==========   ==========   ==========     ==========     ==========




                                                                                                            Exhibit A-8
                                                                                                            (Unaudited)

                                                   Nicor Energy Ventures Company
                                                    Consolidating Balance Sheet
                                                           December 31, 2001
                                                               (Millions)


                                             Nicor
                                            Energy       Nicor                     Adjustments
                                           Ventures    Enerchange      Other           and
                                            Company     L.L.C.      Subsidiaries   Eliminations   Consolidated
                                          ----------   ----------   ------------   ------------   ------------

ASSETS

Current assets
    Cash and cash equivalents             $        -   $      2.7   $      3.1     $        -     $      5.8
    Short-term investments, at cost
      which approximates market                    -            -          0.2              -            0.2
    Receivables, less allowance of $0.2            -         22.3         12.2              -           34.5
    Gas in storage                                 -         11.4            -              -           11.4
    Deferred Gas Costs                             -            -            -              -              -
    Other                                          -         (0.4)         0.5              -            0.1
                                          ----------   ----------   ----------     ----------     ----------
                                                   -         36.0         16.0              -           52.0
                                          ----------   ----------   ----------     ----------     ----------

Investments in continuing subsidiaries          18.7            -            -          (18.7)             -
                                          ----------   ----------   ----------     ----------     ----------

Property, plant and equipment, at cost
     Gas distribution                              -            -            -              -              -
     Shipping                                      -            -            -              -              -
     Other                                       0.8          0.5          1.1              -            2.4
                                          ----------   ----------   ----------     ----------     ----------
                                                 0.8          0.5          1.1              -            2.4
    Less accumulated depreciation                0.4          0.1          0.4              -            0.9
                                          ----------   ----------   ----------     ----------     ----------

                                                 0.4          0.4          0.7              -            1.5
                                          ----------   ----------   ----------     ----------     ----------

Other assets                                     2.4            -          6.7              -            9.1
                                          ----------   ----------   ----------     ----------     ----------

                                          $     21.5   $     36.4   $     23.4     $    (18.7)    $     62.6
                                          ==========   ==========   ==========     ==========     ==========


LIABILITIES AND CAPITALIZATION

Current liabilities
    Long-term obligations due
      within one year                     $        -   $        -   $        -     $        -     $        -
    Short-term borrowings                        0.9          3.3          6.4              -           10.6
    Accounts payable                               -         23.0          6.2              -           29.2
    Other                                        0.2          0.8          1.1              -            2.1
                                          ----------   ----------   ----------     ----------     ----------
                                                 1.1         27.1         13.7              -           41.9
                                          ----------   ----------   ----------     ----------     ----------

Deferred credits and other liabilities
    Deferred income taxes                        0.5            -          0.1              -            0.6
    Regulatory income tax liability                -            -            -              -              -
    Unamortized investment tax credits             -            -            -              -              -
    Other                                       (0.1)           -          0.2              -            0.1
                                          ----------   ----------   ----------     ----------     ----------
                                                 0.4            -          0.3              -            0.7
                                          ----------   ----------   ----------     ----------     ----------

Capitalization
    Long-term debt                                 -            -            -              -              -
    Preferred stock
      Redeemable                                   -            -            -              -              -
      Nonredeemable                                -            -            -              -              -
    Common stock                                 8.4            -         12.4          (12.4)           8.4
    Paid-in capital                              2.3          0.8          1.4           (2.2)           2.3
    Retained earnings                            9.8          8.5         (3.9)          (4.6)           9.8
    Accum. other comprehensive income           (0.5)           -         (0.5)           0.5           (0.5)
                                          ----------   ----------   ----------     ----------     ----------
                                                20.0          9.3          9.4          (18.7)          20.0
                                          ----------   ----------   ----------     ----------     ----------
                                          $     21.5   $     36.4   $     23.4     $    (18.7)    $     62.6
                                          ==========   ==========   ==========     ==========     ==========




                                                                                                          Exhibit A-9
                                                                                                          (Unaudited)

                                                     Nicor Energy Ventures Company
                                             Consolidating Statement of Retained Earnings
                                                For The Year Ended December 31, 2001
                                                             (Millions)

                                             Nicor
                                            Energy        Nicor                     Adjustments
                                           Ventures    Enerchange      Other           and
                                            Company       L.L.C.    Subsidiaries   Eliminations   Consolidated
                                          ----------   ----------   ------------   ------------   ------------


    Balance at beginning of year          $      5.2   $      5.1   $     (5.6)    $      0.5     $      5.2

    Net income (loss)                            4.6          3.3          2.8           (6.1)           4.6

    Dividend declared                              -            -         (1.0)           1.0              -

    Rounding                                       -          0.1         (0.1)             -              -
                                          ----------   ----------   ----------     ----------     ----------
    Balance at end of year                $      9.8   $      8.5   $     (3.9)    $     (4.6)    $      9.8
                                          ==========   ==========  ===========     ==========     ==========
